May 31, 2012

VIA EDGAR AND HAND DELIVERY Jim B. Rosenberg Senior Assistant Chief Accountant Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

RE:	Valeant Pharmaceuticals International, Inc. Form 10-K for fiscal year ended December 31, 2011 Filed February 29, 2012 File Number: 001-14956

Dear Mr. Rosenberg:

Valeant Pharmaceuticals International, Inc. hereby submits this letter in response to the comment letter from the Staff of the Securities and Exchange Commission (the “Staff”) dated May 16, 2012.  For your convenience, the Staff’s comments have been reprinted in italics below and our responses are in regular print.  References to “we”, “our” or the “Company” in this response are to Valeant Pharmaceuticals International, Inc.

Consolidated Financial Statements
Consolidated Statements of Income (loss), page F-6

1.
You disclose a gain of $10.9 million during 2011 attributable to acquisition-related contingent consideration.  Disclosure in Note 3 to the Consolidated Financial Statements appears to indicate that this gain is comprised of gains of $9.4 million and $13.2 million related to the Biovail merger and PharmaSwiss acquisition, respectively, and a loss of $11.2 million related to the Elidel®/Xerese® acquisition.  Please confirm that our understanding of the $10.9 million gain is correct, and, for each of the three components, provide us an analysis of the reasons causing each gain/loss.  In addition, provide us a schedule of the timing of recording these amounts during the year and reconcile it to your disclosure on page 57 in MD&A regarding a $20.0 million net fourth quarter gain from changes in the fair value of acquisition-related contingent consideration due primarily to the probability assessment of potential future payments related to the PharmaSwiss, Aton and Elidel®/Xerese® acquisitions.  Furthermore, given the significant impact

Jim B. Rosenberg
May 31, 2012

of changes in the fair value of acquisition-related contingent consideration liabilities on your net income and the various estimates involved in computing these liabilities please tell us what consideration you gave to identifying these liabilities as a critical accounting policy and estimate.

Response:

In accordance with ASC 805-30-35, the Company assesses and remeasures the fair value of its contingent consideration liabilities each reporting period, and any changes in fair value are recognized in earnings.  For the year ended December 31, 2011 the Company recognized a net gain of $11.0 million attributable to changes in fair value of acquisition-related contingent consideration.  The $11.0 million net gain consists of the following ($ in millions):

Acquisition	(Gain)/Loss
Biovail merger (Aton)	$(9.4)
PharmaSwiss	(13.2)
Elidel®/Xerese®	11.2
Ganehill	0.4
Total	$(11.0)

1)
Biovail merger (Aton) – the gain of $9.4 million was driven by the suspension of the A002 research and development program as a result of the annual R&D portfolio review which occurred in the fourth quarter of 2011.  The Company decided to suspend development of this program as part of pipeline prioritization decisions resulting in the re-allocation of resources to other R&D programs.  The A002 program was initially obtained through legacy Valeant’s acquisition of Aton Pharma, Inc. in May 2010.  The A002 program carries various regulatory and commercial milestones that, if achieved, would result in future payments by the Company of contingent consideration.  In accordance with ASC 805-30-25, the Company initially recognized the contingent consideration at its acquisition-date fair value, based on various estimates including assumptions regarding probability of achievement.  Since the acquisition date, the Company has continually analyzed each reporting period the probability with respect to the contingent consideration payments, and the Company has adjusted fair value accordingly. With the decision to suspend this program in the fourth quarter of 2011, the Company determined that the future milestones will not be achieved and, as a

Jim B. Rosenberg
May 31, 2012

result, adjusted the fair value of the liability to zero based on the change in probability in the fourth quarter of 2011.

2)
PharmaSwiss – the gain of $13.2 million was driven by analysis of the full year 2011 net sales results for PharmaSwiss products.  The Company’s acquisition of PharmaSwiss on March 10, 2011 included potential payments of contingent consideration of up to $41.7 million if certain net sales milestones were achieved for the 2011 calendar year.  The Company initially recognized the contingent consideration at its acquisition-date fair value, based on various estimates including assumptions regarding probability of achievement. Since the acquisition date, the Company performed on-going analysis each reporting period of the forecasted 2011 results.  Prior to the fourth quarter of 2011, the Company expected the contingent consideration payments to be made based on forecasted sales levels. However, due to weaker than expected sales performance in the fourth quarter of 2011, the full year 2011 forecast was not met.  As a result, the Company determined that one of the milestones would not be achieved and, therefore, adjusted the fair value of the liability accordingly in the fourth quarter of 2011.

3)
Elidel®/Xerese® – the loss of $11.2 million was driven primarily by accretion to fair value to account for the time value of money.  The Company’s acquisition of Elidel®/Xerese® on June 29, 2011 included potential contingent consideration payments, with an acquisition-date fair value of $361.7 million, in the form of milestones and royalties for Elidel®, Xerese®, and Zovirax®.  As part of the Company’s analysis and remeasurement each reporting period of contingent consideration, the fair value of this liability was adjusted to account for the time value of money.  Also contributing approximately $2 million to the loss was an upward change in the sales forecast which resulted in a higher estimate of potential royalty payments.

4)
Ganehill – the loss of $0.4 million relates to the Company’s analysis and remeasurement each reporting period of contingent consideration and the resulting fair value adjustments for accretion to fair value to account for the time value of money.

Below is a schedule of the timing of recording these amounts during 2011, which reconciles to the disclosure on page 57 in the MD&A regarding a $20.0 million net fourth quarter gain from changes in the fair value of acquisition-related contingent consideration ($ in millions):

Jim B. Rosenberg
May 31, 2012

Acquisition-related contingent	Three Months Ended				Year Ended
consideration	Mar 31	Jun 30	Sept 30	Dec 31	Dec 31, 2011
Biovail Merger loss (gain)	$0.4	$0.4	$0.4	$(10.6)	$(9.4)
PharmaSwiss loss (gain)	-	1.2	1.0	(15.4)	(13.2)
Elidel®/Xerese® loss (gain)	-	-	5.3	5.9	11.2
Ganehill loss (gain)	-	0.2	0.1	0.1	0.4
Total loss (gain)	$0.4	$1.8	$6.8	$(20.0)	$(11.0)

Given the impact of changes in the fair value of acquisition-related contingent consideration on the Company’s net income and the various estimates involved in computing these liabilities, the Company considers acquisition-related contingent consideration to be a critical accounting policy and estimate.  As such, the Company included the following disclosure under the Acquisitions section within Critical Accounting Policies and Estimates in the MD&A on page 75:

“Some of the acquisitions that we have consummated involve contingent consideration to be potentially paid based upon the occurrence of future events.  Acquisition-related contingent consideration is initially recognized at fair value and then remeasured each reporting period.  The estimates of fair value contain uncertainties as they involve assumptions about the likelihood of achieving specified milestone criteria, projections of future financial performance, and assumed discount rates.  A change in any of these assumptions could produce a different fair value, which could have a material impact on our results of operations.”

In addition, the Company included the following disclosure within the Significant Accounting Policies footnote on page F-14:

“Acquisition-related contingent consideration, which consists primarily of potential milestone payments and royalty obligations, is recorded in the consolidated balance sheets at its acquisition date estimated fair value, in accordance with the acquisition method of accounting.  The fair value of the acquisition-related contingent consideration is remeasured each reporting period, with changes in fair value recorded in the consolidated statements of income (loss).  Changes in the fair value of the acquisition-related contingent consideration obligations result from several factors including changes in discount periods and rates, changes in the timing and amount of revenue estimates and changes in probability assumptions with respect to the likelihood of achieving specified milestone criteria.  The fair value measurement is based on significant inputs not observable in the market and thus represents a Level 3 measurement as defined in fair value measurement accounting.”

Jim B. Rosenberg
May 31, 2012

The Company believes these disclosures are sufficient in explaining the uncertainty and potential impact of changes in the fair value of these liabilities.  In future filings, the Company proposes to include the MD&A language referenced above as a separate section within Critical Accounting Policies and Estimates rather than as part of the Acquisitions section.

Notes to Consolidated Financial Statements Inventories, page F-43

2.
Although you indicate that the decrease, as reflected in schedule II on page 84, in the allowance for inventory obsolescence in 2011 was primarily due to the write off of obsolete inventory, please tell us why the amount charged to costs and expenses for obsolete inventory decreased by 36% in 2011 to $4.1 million from $6.4 million in 2010 as reflected in schedule II when your net inventories increased by 55% and cost of goods sold increased by 73% in 2011.  Additionally, please tell us what the $18.8 million in 2010 and $2.7 million in 2011 in the “charged to other accounts” column for the allowance for inventory obsolescence in schedule II represent.

Response:

In accordance with the Company’s inventory policy, obsolescence is analyzed each reporting period based on several factors including historical and anticipated future sales compared with inventory quantities on hand, the price the Company expects to obtain for its products, and the remaining shelf life of inventory on hand.  Based on this analysis, the Company records adjustments as necessary. As noted on Schedule II on page 84, the amount charged to costs and expenses related to inventory obsolescence was $4.1 million in 2011 as compared to $6.4 million in 2010.  The decrease of $2.3 million, or 36%, was primarily attributable to:

(i)
obsolescence expense incurred in 2010 related to excess Tiazac® intermediate product that was reserved for in connection with the closure of a manufacturing plant in Puerto Rico.  In preparation for the plant closure, the Company built up a safety stock to ensure continuity of business and, as a result, a portion of the safety stock was ultimately determined to represent excess inventory requiring a reserve.

(ii)
obsolescence expense incurred in 2010 related to excess Wellbutrin® XL product based on lower forecasted demand due to generic erosion (the decline in Wellbutrin® XL product sales is further explained on page 46 in the MD&A), as well as a required change to the National

Jim B. Rosenberg
May 31, 2012

Drug Code (NDC) for this product.  The Company acquired the rights to Wellbutrin® XL from GlaxoSmithKline LLC in May 2009, and the agreement mandated a change to the NDC by a specified date in 2010.  As a result, during 2010 the Company established an obsolescence reserve for inventory produced in 2010 with the previous NDC, based on forecasted sales and inventory levels.

The Company’s obsolescence expense can fluctuate from period to period based on many factors, including timing of exit and disposal activities and changing sales trends and geographic mix, and it does not necessarily correlate directly to fluctuations in the overall inventory balance and cost of goods sold.

The net inventory balance increased to $355.2 million as of December 31, 2011, as compared to $229.6 million as of December 31, 2010.  The increase of $125.6 million, or 55%, was driven primarily by the inventories acquired from the various acquisitions consummated during 2011, as described in Note 3 to the Consolidated Financial Statements.  Obsolescence reserves assumed as part of these acquisitions were included within the purchase price allocations as of the respective acquisition dates and, as such, were not charged to costs and expenses.

Cost of goods sold increased to $683.8 million for the year ended December 31, 2011, as compared to $395.6 million for the year ended December 31, 2010, which represents a 73% increase.  This increase was primarily attributable to higher revenue in 2011.  As a percentage of revenue, costs of goods sold was 28% in 2011 as compared to 33% in 2010.  The lower percentage in 2011 is mainly due to the lower supply price for Zovirax®, as described in more detail on page 50 in the MD&A.

Schedule II indicates that $2.7 million and $18.8 million were “charged to other accounts” in 2011 and 2010, respectively.  The $2.7 million in 2011 represents obsolescence reserves assumed as part of acquisitions consummated during the year, with the most significant contributor being the Sanitas acquisition which closed on August 19, 2011.  The $18.8 million in 2010 represents the obsolescence reserve assumed as part of the Biovail merger consummated on September 28, 2010.  As noted above, these assumed reserves were included as part of the purchase price allocations as of the respective acquisition dates and, therefore, such amounts were not charged to costs and expenses.  On a prospective basis, the Company proposes to include a footnote on Schedule II which explains these amounts.

3.	We note that you made a number of acquisitions in 2011 and that you have filed the agreements underlying your acquisitions of Dermik, Ortho

Jim B. Rosenberg
May 31, 2012

Dermatologics, Elidel®/Xerese®, Zovirax® and PharmaSwiss as exhibits to your filing.  However, we note that you have not filed any agreements underlying your acquisitions of iNova and AB Sanitas.  As these acquisitions also appear to be material to your business, please file any underlying agreements as exhibits.  In the alternative, please provide your analysis as to why the agreements are not material and are not required to be filed as exhibits.

Response:

The Company did not file the agreements underlying the iNova and AB Sanitas acquisitions because the Company determined that these agreements did not constitute material contracts required to be filed under Item 601(b)(10) of Regulation S-K.  Valeant regularly acquires other entities or their assets and in connection with such acquisitions regularly enters into purchase agreements.  Valeant considers both quantitative factors and qualitative factors in evaluating whether an agreement is material under the standards articulated in TSC Industries, Inc. v Northway, Inc. and Basic v. Levinson.  When Valeant believes that an agreement is material and required to be filed, it files in accordance with Item 601 under Regulation S-K, as evidenced by the multiple purchase agreements that were filed during the period in question.  Below is a brief identification of certain considerations the Company believes are relevant with respect to the iNova and AB Sanitas transactions.

1)
iNova Acquisition – The Company entered into the purchase agreement on November 20, 2011, agreeing to acquire iNova, a private pharmaceutical group based in Australia which sells and distributes a range of prescription and over-the-counter (OTC) products in Australia, New Zealand, Southeast Asia and South Africa from Archer Capital, Ironbridge and other minority management shareholders.  The Company made upfront payments of $656.7 million (AUD$657.9 million) and the Company will pay a series of contingent milestones of up to $59.9 million (AUD$60.0 million) based on the success of pipeline activities, product registrations and overall revenue.  Based on its consideration of quantitative and qualitative factors, the Company determined that the iNova purchase agreement was not material to Valeant and investors.

Valeant routinely has engaged in acquisitions of the type provided for in the iNova agreement, and continues to engage in a large number of similar transactions.  iNova’s operations were consistent with the Company’s existing business, and the acquisition of iNova did not

Jim B. Rosenberg
May 31, 2012

result in any material operational change to the Company’s business.  Furthermore, Valeant does not believe that the amount of the consideration payable by it in the iNova transaction, or the business acquired, should be viewed as being of a nature or magnitude that would be material to the Company and investors.

In this regard, the purchase price paid in the iNova transaction constituted approximately 4% of the Company’s enterprise value (market capitalization plus debt, less cash on hand) and approximately  6% of its market capitalization (in each case, as of September 30, 2011, the last fiscal quarter before the iNova transaction closed), and was not believed by the Company to otherwise be material to it.  Further, no pro forma financial information was required to be filed in connection with the iNova acquisition.

2)
AB Sanitas Acquisition – The Company entered into the purchase agreement on May 14, 2011 with the major shareholders of AB Sanitas to acquire 87.2% of the outstanding shares of AB Sanitas, a Lithuanian company, for cash consideration of $392.3 million.  Based on its consideration of quantitative and qualitative factors, the Company determined that the Sanitas agreement was not material to Valeant and investors.

Similar to the considerations described with respect to the iNova purchase agreement above, Valeant routinely has engaged in acquisitions of the type provided for in the Sanitas agreement and continues to engage in a large number of similar transactions. Valeant believes that the acquired Sanitas business was consistent with the Company’s existing business, and the acquisition of Sanitas did not result in any material operational change to the Company’s business.  Furthermore, Valeant does not believe that the amount of the consideration payable by it in the Sanitas transaction, or the business acquired, should be viewed as being of a nature or magnitude that would be material to the Company and investors.

In this regard, the purchase price paid in the Sanitas transaction constituted approximately 3% of the Company’s enterprise value (market capitalization plus debt, less cash on hand) and approximately 3% of its market capitalization (in each case, as of June 30, 2011, the last fiscal quarter before the Sanitas transaction closed), and was not believed by the Company to otherwise be material to it.  Further, no

Jim B. Rosenberg
May 31, 2012

pro forma financial information was required to be filed in connection with the Sanitas acquisition.

Accordingly, the Company respectfully submits that the iNova or AB Sanitas agreements do not constitute material contracts required to be filed under Item 601(b)(10) of Regulation S-K.

In connection with responding to your comments, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our response.  Should you have any questions, please call the undersigned at (908) 927-1901.

Very truly yours,

/s/ Howard B. Schiller
Howard B. Schiller
Executive Vice President and
Chief Financial Officer

cc:	Christine Allen, Staff Accountant
Gus Rodriguez, Accounting Branch Chief
Michael Rosenthall, Staff Attorney
Brian Pitko, Staff Attorney